[COMPANY LETTERHEAD]

April 9, 2009

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Taylor Devices, Inc.
                Form 10-KSB for Fiscal Year Ended May 31, 2008
                Filed August 21, 2008
                Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and November 30, 2008
                File No. 0-3498

Dear Mr. O'Brien:

The following is our response to the comment letter we received from you, dated April 7, 2009 regarding the above referenced matter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

21.  Business Combination, page 40

Comment

  It is unclear how your response to comment 2 in our letter dated March 23, 2009, fully addresses the concerns raised regarding your application of the business combination literature to your acquisition of the remaining 77% ownership interest in Developments.  As noted in our previous comment letter, paragraph 44 of SFAS 141 specifically excludes investments accounted for by the equity method from those assets that should not be reduced by excess of net assets acquired over costs.  As such, it remains unclear why you did not reduce the 42% interest of Tayco Realty acquired as part of the acquisition of Developments by the $288,273 excess of net assets acquired over costs.  Please provide us with a detailed explanation of how you determined that the $412,652 included in your purchase price allocation for the acquisition of Developments is properly included along with the authoritative literature that supports your position.  If you subsequently determine that you should not have recognized any of the extraordinary gain, please provide us with a revised materiality assessment of the error discussed in prior comment 3.  In this assessment, please include a discussion as to whether the gain impacted compensation in the period and/or fiscal year recognized.

Response

Prior to the acquisition, Tayco Realty, Inc. ("Realty") was 42% owned by Tayco Developments, Inc. ("Developments") and 58% owned by Taylor Devices, Inc. ("Devices" or "the Company").  Developments accounted for its investment in Realty under the equity method.  Devices accounted for its investment in Realty under the consolidation method.  Upon merger, Realty becomes a wholly owned subsidiary of Devices that continues to be accounted for under the consolidation method.    As such, we interpret the clause in paragraph 44 of SFAS 141 that specifies that the excess of fair value of acquired net assets over cost should be allocated to investments accounted for by the equity method does not apply to this transaction.

			Par. 44
			SFAS 141
	Pre-Write-down		Write-down	Post-Write-down
Net assets of Realty
Intercompany receivable from Devices	$ 980,959			$ 980,959
Property, plant and equipment	329,136	42%	(138,237)	190,899
Cash and prepaid expenses	12,142			12,142
Accrued expenses	(10,604)			(10,604)
Net assets of Realty	$1,311,633			$1,173,396

Investment on books of Developments	$ 550,889	42%	(138,237)	$ 412,652
Investment on books of Devices	760,744	58%		760,744
	$ 1,311,633
Investment on books of Devices		100%		$1,173,396

 If one were to argue that the clause referenced above from paragraph 44 of SFAS 141 did apply to this transaction because Developments accounted for its investment in Realty by the equity method then the intercompany receivable from Devices would also need to be written-down by (up to) 42% and the corresponding intercompany payable on Devices' books would need to be written-down as well resulting in an extraordinary gain of the same amount.  There would be no net difference from the amount already calculated as an extraordinary gain.  This would have the same effect as writing down the value of a cash account or account receivable account that is subsequently collected.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact the undersigned at (716) 694-1124.

Sincerely,
TAYLOR DEVICES, INC.

/s/Mark V. McDonough
Mark V. McDonough
Chief Financial Officer

cc:           Tracey Houser, Staff Accountant
                Douglas P. Taylor, President & CEO
                Michael J. Grimaldi, CPA
                Sandra S. O'Loughlin, Esq.
                Christopher J. Bonner, Esq.